[redacted]

11021309

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

SEC Mail Processing Section

OMB APPROVAL
OMB Number: 3235-0123 Expires: April 30, 2013 Estimated average burden Hours per response...12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 14 2011

Washington, DC
110

SEC FILE NUMBER
8-53126

FACING PAGE

Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Instream Partners, LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

545 Middlefield Road, Suite 150

(No. and Street)

Menlo Park	**CA**	**94025**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Schlesinger	**(650) 853-8699**
	(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Harb, Levy & Weiland LLP

(Name – *if individual, state, last, first, middle name*)

The Landmark @ One Market, 6th Floor	**San Francisco**	**CA**	**94105**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.

AB
3/30

OATH OR AFFIRMATION

I, **John Schlesinger**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertain to the firm of **Instream Partners, LLC**, as of **December 31, 2010**, and are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

Managing Director
Title

State of California
County of San Francisco

Subscribed and sworn to before me
this 12 day of March 2011

[signature]
Notary Public

LEAH M. RESCATE
Commission # 1872002
Notary Public - California
San Francisco County
My Comm. Expires Dec 20, 2013

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' Equity or Members' Equity or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control required by SEC Rule 17a-5.
- ☒ (p) Independent auditor's report on internal control required by SEC Rule 17a-5 for a Broker-Dealer claiming exemption from SEC Rule 15c3-3.

• *** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INSTREAM PARTNERS LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

Harb Levy Weiland LLP
ACCOUNTANTS
CONSULTANTS

Report of Independent Registered Public Accounting Firm

To the Member
Instream Partners, LLC

We have audited the accompanying statement of financial condition of Instream Partners, LLC (the "Company") as of December 31, 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Instream Partners, LLC as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Harb, Levy & Weiland LLP

San Francisco, California
March 11, 2011

One Market, Landmark, Suite 620, San Francisco, CA 94105 Tel: 415 974 6000 Fax: 415 974 5488
e-mail: hlw@hlwcpa.com ▪ www.hlwcpa.com

INSTREAM PARTNERS, LLC
Statement of Financial Condition
December 31, 2010

Assets		
Cash	$	36,665
Accounts receivable		31,765
Due from affiliate		12,546
Prepaid expenses		2,824
Office equipment, net		1,738
Total assets	$	85,538
Liabilities and Member's Equity		
Accounts payable and accrued expenses	$	26,032
Distribution payable to former member		2,935
Total liabilities		28,967
Member's equity		56,571
Total liabilities and member's equity	$	85,538

See Accompanying Notes to Statement of Financial Condition

INSTREAM PARTNERS, LLC
Notes to Statement of Financial Condition
December 31, 2010

1. Business and Summary of Significant Accounting Policies

Business

Instream Partners, LLC (the "Company") is a California limited liability company formed on December 1, 2000. The Company is registered with the Securities and Exchange Commission as a securities broker dealer and is a member of the Financial Industry Regulatory Authority (FINRA). The Company provides investment banking services with a focus on middle market growth companies.

Cash

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits, and in a money market fund which is not federally insured. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Income Taxes

No provision for federal or state income taxes has been made since the Company is treated as a single member limited liability corporation for income tax purposes and its income is included in the member's income tax returns. With few exceptions, the Company is no longer subject to examination by tax authorities for years before 2006.

Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

2. Indemnification

The Company enters into contracts that contain a variety of indemnifications for which the maximum exposure is unknown but for which management expects the risk of loss, if any, to be remote. The Company has no current claims or losses pursuant such contracts.

3. Accounts Receivable

Accounts receivable from clients are stated at the amount management expects to collect from outstanding balances based on its assessment of the current status of individual accounts. Doubtful accounts are periodically reviewed for collectability and are written off when all collection efforts have been exhausted. As of December 31, 2010, there was no allowance for doubtful accounts.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $6,863, which was $1,863 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 4.220 to 1.

5. Transactions with Affiliate

The Company has an agreement with VIA Incorporated (VIA), an entity which provides investment banking services to certain of the Company's clients and shares office space and other operating expenses with the Company. Under the terms of the agreement, VIA reimburses the Company 50% for all FINRA-related expenses and audit fees, and 75% for other operating expenses including rent, accounting services, insurance and taxes as well as other non-FINRA office expenses. The Company pays a portion of its revenue to VIA as consulting and advisory fee commissions for deals on which VIA assisted the Company.

At December 31, 2010, the outstanding receivable from VIA was $12,546.

Effective, January 1, 2011, the agreement with VIA was terminated and a similar agreement was negotiated with the individual owner of VIA, who is a registered representative of the Company.

6. Lease Obligation

The Company operates from a leased office space in Menlo Park, California. The lease expires on February 28, 2013. Under the terms of the lease agreement, the Company is charged a monthly base rent and is allocated its share of direct expenses. While the Company is a signatory on the lease, only 25% of the total rent expense is allocated to the Company with the remainder allocated to VIA in 2010. Effective January 1, 2011, the remainder will be allocated to the individual owner of VIA.

The Company's share of approximate future minimum lease payments on the non-cancelable lease is as follows:

Year ending December 31,	Total
2011	$ 18,500
2012	19,000
2013	3,200
	$ 40,700

7. Subsequent Events

Management evaluated subsequent events through March 11, 2011, the date these financial statements were available to be issued. With the exception of those matters described below, there were no material subsequent events that required disclosure in these financial statements.

During the period January 1, 2011 through March 11, 2011, the member made an additional capital contribution of $5,000.